SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Akers Biosciences, Inc.
(Name of Issuer)

Common Stock, without par value
(Title of Class of Securities)

00973E102
(CUSIP Number)

December 31, 2017
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 9 Pages)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00973E102	13G	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS Empery Asset Master, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
6

SHARED VOTING POWER

913,257 shares of Common Stock

1,973,333 shares of Common Stock issuable upon conversion of Preferred Stock (See Item 4)*

3,993,160 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

	7	SOLE DISPOSITIVE POWER
8

SHARED DISPOSITIVE POWER

913,257 shares of Common Stock

1,973,333 shares of Common Stock issuable upon conversion of Preferred Stock (See Item 4)*

3,993,160 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

913,257 shares of Common Stock

1,973,333 shares of Common Stock issuable upon conversion of Preferred Stock (See Item 4)*

3,993,160 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.64% (See Item 4)*
12	TYPE OF REPORTING PERSON OO

* As more fully described in Item 4, the shares of Preferred Stock are subject to a 9.99% blocker and the Warrants are subject to a 4.99% blocker, and the percentage set forth in row (11) gives effect to such blockers. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full conversion and exercise of such reported securities and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 00973E102	13G	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS Empery Tax Efficient II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
6

SHARED VOTING POWER

1,252,011 shares of Common Stock

2,693,333 shares of Common Stock issuable upon conversion of Preferred Stock (See Item 4)*

5,410,276 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

	7	SOLE DISPOSITIVE POWER
8

SHARED DISPOSITIVE POWER

1,252,011 shares of Common Stock

2,693,333 shares of Common Stock issuable upon conversion of Preferred Stock (See Item 4)*

5,410,276 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,252,011 shares of Common Stock

2,693,333 shares of Common Stock issuable upon conversion of Preferred Stock (See Item 4)*

5,410,276 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% (See Item 4)*
12	TYPE OF REPORTING PERSON PN

* As more fully described in Item 4, the shares of Preferred Stock are subject to a 9.99% blocker and the Warrants are subject to a 4.99% blocker, and the percentage set forth in row (11) gives effect to such blockers. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full conversion and exercise of such reported securities and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 00973E102	13G	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS Empery Asset Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
6

SHARED VOTING POWER

2,491,591 shares of Common Stock

5,366,667 shares of Common Stock issuable upon conversion of Preferred Stock (See Item 4)*

10,836,667 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

	7	SOLE DISPOSITIVE POWER
8

SHARED DISPOSITIVE POWER

2,491,591 shares of Common Stock

5,366,667 shares of Common Stock issuable upon conversion of Preferred Stock (See Item 4)*

10,836,667 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,491,591 shares of Common Stock

5,366,667 shares of Common Stock issuable upon conversion of Preferred Stock (See Item 4)*

10,836,667 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% (See Item 4)*
12	TYPE OF REPORTING PERSON PN

* As more fully described in Item 4, the shares of Preferred Stock are subject to a 9.99% blocker and the Warrants are subject to a 4.99% blocker, and the percentage set forth in row (11) gives effect to such blockers. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full conversion and exercise of such reported securities and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 00973E102	13G	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS Ryan M. Lane
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
6

SHARED VOTING POWER

2,491,591 shares of Common Stock

5,366,667 shares of Common Stock issuable upon conversion of Preferred Stock (See Item 4)*

10,836,667 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

	7	SOLE DISPOSITIVE POWER
8

SHARED DISPOSITIVE POWER

2,491,591 shares of Common Stock

5,366,667 shares of Common Stock issuable upon conversion of Preferred Stock (See Item 4)*

10,836,667 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,491,591 shares of Common Stock

5,366,667 shares of Common Stock issuable upon conversion of Preferred Stock (See Item 4)*

10,836,667 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% (See Item 4)*
12	TYPE OF REPORTING PERSON IN

* As more fully described in Item 4, the shares of Preferred Stock are subject to a 9.99% blocker and the Warrants are subject to a 4.99% blocker, and the percentage set forth in row (11) gives effect to such blockers. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full conversion and exercise of such reported securities and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 00973E102	13G	Page 6 of 9 Pages

1	NAMES OF REPORTING PERSONS Martin D. Hoe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
6

SHARED VOTING POWER

2,491,591 shares of Common Stock

5,366,667 shares of Common Stock issuable upon conversion of Preferred Stock (See Item 4)*

10,836,667 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

	7	SOLE DISPOSITIVE POWER
8

SHARED DISPOSITIVE POWER

2,491,591 shares of Common Stock

5,366,667 shares of Common Stock issuable upon conversion of Preferred Stock (See Item 4)*

10,836,667 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,491,591 shares of Common Stock

5,366,667 shares of Common Stock issuable upon conversion of Preferred Stock (See Item 4)*

10,836,667 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% (See Item 4)*
12	TYPE OF REPORTING PERSON IN

* As more fully described in Item 4, the shares of Preferred Stock are subject to a 9.99% blocker and the Warrants are subject to a 4.99% blocker, and the percentage set forth in row (11) gives effect to such blockers. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full conversion and exercise of such reported securities and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 00973E102	13G	Page 7 of 9 Pages

This Amendment No. 1 (this “Amendment”) amends the statement on Schedule 13G filed on April 7, 2017 (the “Original Schedule 13G”, as amended, the “Schedule 13G”), with respect to shares of Common Stock, without par value (the “Common Stock”), of Akers Biosciences, Inc. (the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G. This Amendment amends and restates Items 2(a) and 4 in their entirety as set forth below.

Item 2(a).	NAME OF PERSON FILING:

This statement is filed by the entities and persons listed below, who are collectively referred to herein as “Reporting Persons,” with respect to the shares of Common Stock (as defined in Item 2(d) below) of the Company:

Empery Funds

(i)                 Empery Asset Master Ltd., to which the Investment Manager (as defined below) serves as investment manager, with respect to the shares of Common Stock held by, and underlying the Common Stock held by, and the Reported Preferred Stock and Reported Warrants (each as defined below) held by, it (the "EAM Fund").

(ii)               Empery Tax Efficient II, LP, to which the Investment Manager (as defined below) serves as investment manager, with respect to the shares of Common Stock held by, and underlying the Common Stock held by, and the Reported Preferred Stock and Reported Warrants (each as defined below) held by, it (the "ETE II Fund").

Investment Manager

(iii)       Empery Asset Management, LP (the "Investment Manager"), with respect to the shares of Common Stock held by, and underlying the Common Stock held by, and the Reported Preferred Stock and Reported Warrants (each as defined below) held by, the EAM Fund, the ETE II Fund and the other funds to which the Investment Manager serves as investment manager (the "Empery Funds").

Reporting Individuals

(iv)       Mr. Ryan M. Lane ("Mr. Lane"), with respect to the shares of Common Stock held by, and underlying the Common Stock held by, and the Reported Preferred Stock and Reported Warrants (each as defined below) held by, the Empery Funds.

(v)       Mr. Martin D. Hoe ("Mr. Hoe"), with respect to the shares of Common Stock held by, and underlying the Common Stock held by, and the Reported Preferred Stock and Reported Warrants (each as defined below) held by, the Empery Funds.

The Investment Manager serves as the investment manager to each of the Empery Funds. Each of the Mr. Lane and Mr. Hoe (the “Reporting Individuals”) is a Managing Member of Empery AM GP, LLC (the “General Partner”), the general partner of the Investment Manager.

CUSIP No. 00973E102	13G	Page 8 of 9 Pages

Item 4.	OWNERSHIP.

The information as of the date of the event which requires filing of this statement required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The percentage set forth in Row 11 of the cover page for each Reporting Person is based on 31,420,552 shares of Common Stock issued and outstanding as of December 18, 2017, as represented in the Company’s Prospectus Supplement on Form 424(b)(4) filed with the Securities and Exchange Commission on December 20, 2017 and assumes the conversion of the reported preferred stock (the “Reported Preferred Stock”) and exercise of the Company’s reported warrants (the “Reported Warrants”) subject to the Blockers (as defined below).

Pursuant to the terms of (i) the certificate of designations containing the terms of the Reported Preferred Stock, the Reporting Persons cannot convert the Reported Preferred Stock to the extent the Reporting Persons would beneficially own, after any such conversion, more than 9.99% of the outstanding shares of Common Stock (the “Preferred Stock Blockers”) and (ii) the Reported Warrants, the Reporting Persons cannot exercise the Reported Warrants to the extent the Reporting Persons would beneficially own, after any such exercise, more than 4.99% of the outstanding shares of Common Stock (the “Warrant Blockers” and collectively with the Preferred Stock Blockers, the “Blockers”), and the percentage set forth in Row 11 of the cover page for each Reporting Person gives effect to the Blockers. Consequently, as of the date of the event which requires the filing of this statement, the Reporting Persons were not able to exercise all of the Reported Preferred Stock or any of the Reported Warrants due to the Blockers.

The Investment Manager, which serves as the investment manager to the Empery Funds, may be deemed to be the beneficial owner of all shares of Common Stock held by, and underlying the Reported Preferred Stock and the Reported Warrants (subject to the Blockers) held by, the Empery Funds. Each of the Reporting Individuals, as Managing Members of the General Partner of the Investment Manager with the power to exercise investment discretion, may be deemed to be the beneficial owner of all shares of Common Stock held by, and underlying the Reported Preferred Stock and Reported Warrants (subject to the Blockers) held by, the Empery Funds. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. Each of the Empery Funds and the Reporting Individuals hereby disclaims any beneficial ownership of any such shares of Common Stock.

CUSIP No. 00973E102	13G	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: January 18, 2018

EMPERY ASSET MASTER, LTD.
By: EMPERY ASSET MANAGEMENT, LP
By: EMPERY AM GP, LLC, its General Partner

By:	/s/ Ryan M. Lane
Name: Ryan M. Lane
Title: Managing Member

EMPERY TAX EFFICIENT II, LP
By: EMPERY ASSET MANAGEMENT, LP
By: EMPERY AM GP, LLC, its General Partner

By:	/s/ Ryan M. Lane
Name: Ryan M. Lane
Title: Managing Member

EMPERY ASSET MANAGEMENT, LP
By: EMPERY AM GP, LLC, its General Partner

By:	/s/ Ryan M. Lane
Name: Ryan M. Lane
Title: Managing Member

/s/ Ryan M. Lane
Ryan M. Lane

/s/ Martin D. Hoe
Martin D. Hoe